SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 2001 or

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transaction period from ______________ to ___________________.

Commission File Number ~~0-11716~~ 1-13695

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Community Bank System, Inc.
Employee Savings and Retirement Plan
5790 Widewaters Parkway
DeWitt, New York 13214

B. Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office.

Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMUNITY BANK SYSTEM, INC.
EMPLOYEE SAVINGS AND
RETIREMENT PLAN

COMMUNITY BANK, N. A., Trustee

Dated June 26, 2002

By: ______________________.
Charles M. Ertel, Chief Accounting Officer

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Community Bank System, Inc. of our report dated June 7, 2002 relating to the financial statements of the Community Bank System, Inc. Employee Savings and Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Syracuse, New York
June 27, 2002

PRICEWATERHOUSECOOPERS

Community Bank System, Inc.
Employee Savings and Retirement Plan

Financial Statements

December 31, 2001 and 2000

PRICEWATERHOUSECOOPERS

Community Bank System, Inc.
Employee Savings and Retirement Plan

Index

	Page
Report of Independent Accountants	2
Statements of Net Assets Available for Benefits, December 31, 2001 and 2000	3
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2001 and 2000	4
Notes to Financial Statements	5-8
Supplemental Schedule:	
Schedule of Assets Held for Investment Purposes, at December 31, 2001	9

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One Lincoln Center
Syracuse NY 13202-9972
Telephone (315) 474 8541
Facsimile (315) 473 1385

Report of Independent Accountants

Personnel Committee and Participants of
Community Bank System, Inc.
Employee Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Community Bank System, Inc. Employee Savings and Retirement Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 7, 2002

Community Bank System, Inc.
Employee Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

Assets	**2001**	**2000**
Investments at fair value:		
Mutual funds	$ 20,517,650	$ 18,083,097
Common stock of Plan sponsor	7,989,756	6,837,721
Loans to participants	920,962	820,024
Contributions receivable - employee	64,436	-
Contributions receivable - employer	409,790	302,764
Net Assets Available for Benefits	$ 29,902,594	$ 26,043,606

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
Employee Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2001 and 2000

	2001	2000
Additions:		
Employee contributions	$ 2,036,935	$ 1,662,920
Employer contributions	947,979	767,429
Transfers in from merged plans (Note B)	2,561,546	-
Interest income	57,192	69,641
Dividend income	1,159,245	1,833,804
Net depreciation in the fair value of investments	(627,363)	(966,823)
	6,135,534	3,366,971
Deductions:		
Participant benefits paid	2,202,270	1,392,163
Administrative expenses	74,276	74,271
	2,276,546	1,466,434
Net increase in plan assets	3,858,988	1,900,537
Net assets available for benefits, beginning of year	26,043,606	24,143,069
Net Assets Available for Benefits, End of Year	$ 29,902,594	$ 26,043,606

The accompanying notes are an integral part of the financial statements.

A. Description of the Plan

The following description of the Community Bank System, Inc. Employee Savings and Retirement Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers substantially all Community Bank System, Inc. (the "Company") employees who are age eighteen or older. Employees must have 1 year of service to be eligible for the Company's matching contribution. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make voluntary contributions of up to 15% of their total compensation on a pre-tax or after-tax basis up to a maximum contribution of $10,500. Voluntary contributions of up to 6% of total eligible compensation are matched 50% by the Company. In addition, the Company may make discretionary profit sharing contributions to the Plan which are allocated to individual participant accounts. Within certain maximum limitations, the amount of the Bank's annual contributions are determined by the Board of Directors.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocation of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited accounts are allocated annually to eligible participant accounts based on the ratio of each eligible participant's compensation to total eligible participant compensation. Forfeited accounts allocated to eligible participants amounted to $16,628 and $11,168 for 2001 and 2000, respectively.

Vesting

Participants are immediately vested in their contributions and the Company's discretionary profit sharing contributions. Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of service.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loans are secured by the balance in the participant's account and bear interest at a rate of prime plus two percent.

Payment of Benefits

Normal retirement date for participants under the Plan is the later of age 65 or the completion of 5 years of service. Upon termination of service due to death, disability or retirement, the participant will receive either a lump sum amount or annuity payments equal to the value of the participant's vested interest in his or her account.

A. Description of the Plan (Continued)

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the terms of ERISA. In the event of a termination of the Plan, the net assets of the Plan are to be set aside for participating employees based upon balances then credited to individual accounts. Participants shall be vested 100% in the assets so allocated to their accounts.

B. Significant Accounting Policies

Basis of Accounting

The financial statements included herein have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

Investments are stated at aggregate fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loan receivable balances are reported at cost.

The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on the settlement date. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Inactive Accounts

Account balances of individuals who have withdrawn from participation in the operations of the plan were approximately $4,731,372 and $3,482,391 at December31, 2001 and 2000, respectively.

Transfers in From Merged Plans

During 2001, the Company acquired First Liberty Bank Corp. and Citizens National Bank of Malone. Subsequent to acquisition the defined contribution plans were terminated and merged into the Company plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Significant Accounting Policies (Continued)

Risks and Uncertainties

The plan provides for various investment options in any combination of fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

C. Investments

Investments are held within various common funds maintained by the Community Bank, N.A. Trust Department. Participants, at their discretion, may allocate contributions and account balances between various investment options offered by the Plan. The Plan administrator's description of these options is as follows:

Community Bank System, Inc. Stock Fund and Payroll Stock Ownership Fund - these Funds invest in the common stock of the Plan sponsor, which is traded on the New York Stock Exchange under the symbol "CBU".

Guaranteed Investment Contract Fund - invests in the SEI Stable Asset Fund, a mutual fund that invests primarily in a diversified portfolio of stable value contracts issued by insurance companies and banks.

Manager Special Equity Fund - a mutual fund that invests in equity securities of small- and medium-sized U.S. companies.

Washington Mutual Investors Fund - a mutual fund that invests in common stocks and securities convertible into such common stocks.

EuroPacific Growth Fund - a mutual fund that invests in stocks of issuers located in Europe or the Pacific Basin.

Dreyfus S&P 500 Index Fund – a mutual fund that invests in equities and seeks to match the performance of the S&P 500 Composite Stock Price Index.

Massachusetts Investors Growth Fund – a mutual fund that invests in common stocks and securities convertible into common stocks that offer long-term growth.

Federated Total Return Bond Fund – a mutual fund seeking to provide total return by investing primarily in a diversified portfolio of investment grade fixed income securities.

C. Investments (Continued)

The fair value of individual investments which represent 5% or more of net assets available for benefits at December 31, 2001 are as follows:

Community Bank Stock	$7,989,756
SEI Stable Asset	6,613,129
AIM Income Fund A	-
Washington Mutual Investors Fund	6,235,688
Manager Special Equity Fund	1,702,936
Massachusetts Investors Growth Fund	1,394,450
Federated Total Return Bond Fund	2,444,166

During 2001, the Plan's investments appreciated/(depreciated) in value as follows:

Mutual Funds	$ (992,725)
Common Stock of Plan Sponsor	365,362
Total net depreciation in fair value of investments	$ (627,363)

D. Transactions with Parties-in-Interest

The assets of the Plan are managed by Benefit Plans Administrators ("BPA"), a subsidiary of Community Bank System, Inc. The Bank paid BPA $73,791 and $77,210 for accounting, trustee and other services in 2001 and 2000, respectively.

The Plan held 304,953 and 276,272 shares of the sponsor company common stock at December 31, 2001 and 2000, respectively. The cost of these shares at December 31, 2001 and 2000 is $4,844,351 and $4,149,275, respectively, and its fair value at December 31, 2001 and 2000 is $7,989,756 and $6,837,721, respectively. Dividends received on the investment in Community Bank System, Inc. common stock amounted to $305,946 and $270,527 for the years ended December 31, 2001 and 2000, respectively. The Plan sold 54,620 and 59,538 shares of Community Bank System, Inc. common stock during 2001 and 2000.

E. Income Tax Status

The Plan obtained its most recent determination letter on December 27, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Community Bank System, Inc.
Employee Savings and Retirement Plan

Schedule of Assets Held for Investment Purposes
December 31, 2001

Investment	Par Value, Number of Shares or Interest Rate	Fair Value
Community Bank System, Inc.	Common Stock - 304,953 shares	$ 7,989,756
SEI Stable Asset	Money Market	6,613,129
IDA Fund		139,483
Manager Special Equity Fund	Mutual Fund - 24,121 shares	1,702,936
Washington Mutual Investors Fund	Mutual Fund - 220,732 shares	6,235,688
EuroPacific Growth Fund	Mutual Fund - 42,252 shares	1,135,304
Federated Total Return Bond Fund	Mutual Fund - 232,778 shares	2,444,166
Massachusetts Investors Growth Fund	Mutual Fund - 108,178 shares	1,394,415
Dreyfus S&P 500 Index Fund	Mutual Fund - 25,510 shares	852,529
Participant loans	Various	920,962
		$ 29,428,368